March 18, 2021

VIA EDGAR TRANSMISSION

Karina Dorin

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Belong Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 15, 2021
File No. 333-253857

Dear Ms. Dorin:

On behalf of Belong Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated March 18, 2021 relating to Amendment No. 2 to Registration Statement on Form S-1 of the Company (the “Form S-1”) filed with the Commission by the Company on March 15, 2021. We are concurrently filing via EDGAR Amendment No. 3 to the Form S-1 (the “Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. All references to page numbers is to page numbers in the Amendment filed concurrently herewith.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors

Our amended and restated certificate of incorporation will designate the Court of Chancery, page 57

1.	We note that in response to comment 1 you have revised your exclusive forum provision in Section 12.1 of your Amended and Restated Certificate of Incorporation to state that the "the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act," which is consistent with your disclosure on page 123 of your prospectus. However, this is not consistent with your risk factor disclosure on page 57, which continues to state that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act. Please revise to address this discrepancy. In addition, as noted in comment 1, to the extent that your exclusive forum provision applies to actions arising under the Securities Act, please revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company acknowledges the Staff’s comment and in response to the Staff’s comment has revised its disclosure on pages 57 and 123 of the Amendment to clarify that the federal district courts of the United States will be the exclusive forum for actions arising under the Securities Act.

* * * * *

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Jennifer Deason
Jennifer Deason Chief Executive Officer Belong Acquisition Corp.

cc:	Mark Rosenstein, Esquire
Derick Kauffman, Esquire
Ledgewood, PC